UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

001-39165

CUSIP NUMBER

[ ••• ]

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: n/a

PART I – REGISTRANT INFORMATION

BLUE RIDGE BANKSHARES, INC.

Full Name of Registrant

n/a

Former Name if Applicable

1807 Seminole Trail

Address of Principal Executive Office (Street and Number)

Charlottesville, Virginia 22901

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Blue Ridge Bankshares, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 (the “Form 10-Q”) by the prescribed due date of November 9, 2023 without unreasonable effort or expense, as explained below.

On October 31, 2023, the Company reported in a Current Report on Form 8-K that it plans to restate certain previously issued financial statements contained in its annual report on Form 10-K for the year ended December 31, 2022 and its quarterly reports on Form 10-Q for the periods ended March 31, 2023 and June 30, 2023. The restatements result from the Company’s determination that certain specialty finance loans that, as previously disclosed, were placed on nonaccrual, reserved for, or charged off in the interim periods ended March 31, 2023 and June 30, 2023 should have been reported as nonaccrual, reserved for, or charged off in earlier periods.

As a result of the time required to complete the amendment to the Company’s annual report on Form 10-K for the year ended December 31, 2022, additional time is needed to complete the Form 10-Q (including the comparative 2022 period information included therein) by the prescribed due date. It is anticipated that such information will be produced and that the Form 10-Q will be filed as soon as possible (and no later than the fifth calendar day following the prescribed due date).

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Judy C. Gavant (804) 518-2606 |

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s results of operations for the quarter ended September 30, 2023 that will be reported in the Form 10-Q will be significantly different from the Company’s results of operations for the quarter ended September 30, 2022. In its earnings press release dated October 31, 2023 furnished on a Current Report on Form 8-K, the Company reported net loss from continuing operations of $41.4 million for the third quarter of 2023, compared to net income from continuing operations of $2.7 million for the third quarter of 2022. The changes are largely attributable to a non-cash, after-tax goodwill impairment charge of $26.8 million and a $6.0 million settlement reserve for the previously disclosed Employee Stock Ownership Plan litigation assumed in the 2019 acquisition of Virginia Community Bankshares, Inc.

BLUE RIDGE BANKSHARES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2023 By: /s/ Judy C. Gavant

Judy C. Gavant

Executive Vice President and

Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).